Franny's Manufacturing Inc



ANNUAL REPORT

211 Merrimon Avenue - Suite 111

Asheville, NC 28801

0

www.frannysfarmacy.com

This Annual Report is dated June 15, 2021.

BUSINESS

Franny's Manufacturing is the backbone of the Franny's Farmacy Cooperative. The hemp grown at Franny's Farm is processed and sent to the the manufacturing facility that makes all Franny's branded products. These products are held to the highest quality standards of the Hemp and CBD industry and distributed across the U.S. and beyond.

Franny's Manufacturing produces products ready for sale. Manufacturing sells the products wholesale to Distribution at a markup of 20-40% over production cost. Franny's Distribution purchases the products from Manufacturing and then sells them wholesale at a markup of 30% to our wholesale accounts, Dispensaries and online retail business.

Franny's Manufacturing also has white label and private label accounts that it sells wholesale products to. Markup on the white and private label accounts ranges from 30-50% over production cost. White label is finished products without being labeled and sold as wholesale. Private label is finished product with another brands label applied and sold as wholesale.

Franny's Distribution owns the online retail sales and also sells wholesale to the Franchises at a markup of 23%. All Franny's Franchises purchase their inventory from Franny's Distribution. Franny's Distribution also purchases smokable flower directly from Franny's Farm and then sells online and to all of our and franchised dispensaries.

Each business that makes up our vertically integrated series of businesses are separate legal entities. We currently have 7 Corporate entities owned that make up the business: Franny's Farm, (3) Franny's Farmacy Dispensaries, Franny's Manufacturing, Franny's Franchising and Franny's Distribution. Each of the companies have separate bank accounts and accounting methods. Franny's Brand does not currently have a parent company and all companies are of equal legal status in the eyes of the State of North Carolina.

Franny's Farm Inc. DBA Franny's Farm is our farm where we have an Agritourism business and where we grow some of the hemp that goes into our products. Franny's Investments Inc. DBA Franny's Farmacy is our original CBD Dispensary in Asheville, NC. It opened in September 2018 and is located on the north side of downtown Asheville. Hendersonville Farmacy Inc. DBA Franny's Farmacy is our second CBD Dispensary that opened in November 2018 and is located in Hendersonville, NC. Franny's Distribution Inc. is our Distribution Business that opened in November 2018 and is physically located in Asheville, NC. Franny's Manufacturing Inc. is our Manufacturing Company that opened in March of 2019 and is physically located in Asheville, NC. Franny's Franchising Inc. is our parent franchise company that was incorporated in May of 2019 and is located in Asheville, NC. South Asheville farmacy Inc. DBA Franny's Farmacy is our third CBD Dispensary located in South Asheville and it opened in November of 2019.

Franny's Farm is solely owned by Jeff & Franny (100%). Jeff and Franny also own a majority stake in Franny's Investments Inc (80%), Hendersonville Farmacy Inc. (100%), South Asheville Farmacy Inc. (100%), Franny's Distribution Inc. (85%), Franny's Manufacturing Inc. (100%) and Franny's Franchising Inc. (70%) There's 3 equity partners in Franny's Franchising Inc broken down by 2 - 10% ownership each and 1 - 15% owner.

Previous Offerings

During 2020 Franny's Manufacturing, Inc. sold 89,372 shares of common stock in exchange for $2 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $18,148.00
Number of Securities Sold: 1,000
Use of proceeds: Operating expenses

Date: March 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $172,290
Number of Securities Sold: 89,372
Use of proceeds: operating expenses
Date: January 23, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Franny's Manufacturing was started in March of 2019. It started as a new business where we had to build the facility, stock the ingredients, develop our products and build our team. During 2019 and 2020 we spent the majority of the year investing in building the company. We did manage to create roughly 42 branded products that were sold to the Distribution business and some wholesale accounts. The company did finish the year with an operating loss.

Foreseeable major expenses based on projections:
Purchasing equipment will be the single largest expense. Payroll and employee benefits will be second to that. Cost of goods sold is major expense but it is variable and consistent with sales.

Future operational challenges:
Manufacturing has already proven to be a tough business. It has a number of moving parts and variables. Finding the right balance of equipment purchases, staffing and inventory has been challenging.

New federal and state regulations could present a new set of challenges for the Manufacturing business. All of our facilities are in the process of becoming cGMP compliant so we will be ready for any new regulations.

Future challenges related to capital resources:
With smart growth we don't see many challenges related to capital resources. Our plan is to grow the company as the demand for products increases.

Future milestones and events:
Raising the money through this campaign will be huge for the Manufacturing business. It will provide funds for new equipment, staffing and expansion. As we acquire new equipment and more staff our efficiencies will improve and we will have the capacity to increase production and take on new business.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $82,947.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Frances Tacy
Amount Owed: $4,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

If the below data is accurate please copy it in to the Directors and Officers field below it
Name: Frances "Franny" Tacy

Frances "Franny" Tacy's current primary role is with Franny's Farm Inc.
Frances "Franny" Tacy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: March 18, 2019 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.

Other business experience in the past three years:
Employer: Franny's Farm Inc.
Title: Owner/Operator
Dates of Service: December 01, 2012 - Present
Responsibilities: She runs daily operations.
Other business experience in the past three years:

Employer: Franny's Investments Inc.
Title: Board Member
Dates of Service: October 15, 2018 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.

Other business experience in the past three years:
Employer: Hendersonville Farmacy Inc.
Title: Board Member

Dates of Service: November 12, 0018 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.

Other business experience in the past three years:
Employer: South Asheville Farmacy Inc.
Title: Board Member
Dates of Service: November 12, 2019 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.
Other business experience in the past three years:

Employer: Franny's Distribution Inc.
Title: Board member.
Dates of Service: October 15, 2018 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.
Other business experience in the past three years:

Employer: Franny's Franchising Inc.
Title: Board Member
Dates of Service: April 15, 2019 - Present
Responsibilities: She's the CEO and face of the company. Public appearances.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Frances "Franny" Tacy
Amount and nature of Beneficial ownership: 1,000 Shares
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Franny's Manufacturing, Inc.

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny Tacy has a majority stake in a number of corporations that make up our system of Vertical Integration.
Material Terms: Our vertically integrated systems consists of: Franny's Farm Inc., Franny's Manufacturing Inc., Franny's Distribution Inc., Franny's Franchising Inc., Franny's Investments Inc., Hendersonville Farmacy Inc. and South Asheville Farmacy Inc.

Name of Entity: Franny's Distribution Inc
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny owns a majority stake in Franny's Distribution.
Material Terms: Franny's Distribution purchases finished products from Franny's Manufacturing. There's an average of 30% mark-up from Manufacturing to Distribution.

Name of Entity: Franny's Franchising Inc.
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny's Franchising owns the rights to all Franchises.
Material Terms: All franchises purchase products from Franny's Distribution.

Name of Entity: Franny's Investments Inc.
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny owns a majority stake in Franny's Investments Inc.
Material Terms: Franny's Investments Inc owns the Franny's Farmacy CBD Dispensary located at 211 Merrimon Ave, Asheville, NC 28801. Franny's Farmacy purchases products from Franny's Distribution.

Name of Entity: Hendersonville Farmacy Inc.
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny owns a majority stake in Hendersonville Farmacy Inc. Hendersonville Farmacy Inc. owns the Franny's Farmacy located 128 Henderson Crossing Plaza, Hendersonville, NC 28792.
Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

Name of Entity: South Asheville Farmacy Inc.
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny owns a majority stake in the South Asheville Farmacy Inc.
Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

Name of Entity: Franny's Farm Inc.
Names of 20% owners: Franny Tacy
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Franny's Farm Inc. grows CBD plants.
Material Terms: The plants grown at Franny's Farm have 2 usable parts. The top-cut flower is sold to Franny's Distribution Inc. Franny's Distribution sells the flower to the dispensaries, wholesale accounts and retails online. The plant biomass is sold to Lux Botanics and is processed in to crude oil, distillate and isolate. The distillate and isolate are then sold to Franny's Manufacturing Inc. and used in our Franny's Farmacy branded products. Lux uses the crude oil to make tinctures that are sold to Franny's Distribution Inc and Franny's Manufacturing Inc.

Name of Entity: Frances Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Debt of $4,000.
Material Terms: Franny's Manufacturing Inc. has an outstanding debt of $4,000 owed to Frances Tacy. The debt does not bear interest and no repayment terms have been established. Frances intend to use the campaign funds to repay the debt.

OUR SECURITIES

Our authorized capital stock consists of 1,500,000 shares of common stock, par value $2 per share. As of December 31, 2020, 90,372 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the CBD, Hemp or Cannabis industries. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Related Party Risk

This company relies on several related entities which may make decisions that are not in the interest of this entity. With common ownership interest between the various related companies the owners reserve the right to make decisions that may or may not be in the best interest of this company.

Regulatory Risks

New federal and state regulations could present a new set of challenges for the Manufacturing business in the future. The manufacturing of CBD and hemp related products are currently unregulated. In anticipation of new regulations we've made sure that our manufacturing facility and processes are cGMP compliant.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Franny's Manufacturing Inc

By /s/ *Frances Tacy, CEO*

     Name: Frances Tacy, CEO

     Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Franny's Manufacturing, Inc.
Balance Sheet
December 31, 2020 and 2019

	2020	2019
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 82,947	$ 2,608
Inventories	10,000	7,500
Total current assets	**92,947**	**10,108**
Property and equipment, net	6,064	2,173
Total assets	**$ 99,011**	**$ 12,280**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Related Party Payables	$ 66,386	$ 36,000
Shareholder loan	4,000	4,000
Total current liabilities	**70,386**	**40,000**
Long-term liabilities:		
SBA loans payable	48,600	-
Total liabilities	**118,986**	**40,000**
STOCKHOLDERS' EQUITY		
Common stock	149,688	18,148
Additional paid-in capital	-	-
Retained earnings/(accumulated deficit)	(169,663)	(45,868)
Total stockholders' equity	**(19,975)**	**(27,720)**
Total liabilities and stockholders' equity	**$ 99,011**	**$ 12,280**

Franny's Manufacturing, Inc.
Statement of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Net revenue	$ 10,237	$ 44,453
Net revenue - related parties	202,865	116,146
Total revenue	213,102	160,599
Cost of goods sold	132,978	77,132
Gross profit	80,123	83,466
Operating expenses		
General and administrative	203,919	129,334
Total operating expenses	203,919	129,334
Operating income/(loss)	(123,796)	(45,868)
Interest expense	-	-
Other loss/(income)	-	-
Income/(loss) before provision for income taxes	(123,796)	(45,868)
Provision/(benefit) for income taxes	-	-
Net income/(net loss)	**$(123,796)**	**$ (45,868)**

Franny's Manufacturing, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2020 and 2019

	Common Stock		Retained Earnings /	Total Stockholders'
	Shares	Amount	(Accumulated Deficit)	Equity
Balance - March 18, 2019 (Inception)		$ -	$ -	$ -
Net income/(loss)			(45,868)	$ (45,868)
Issuance of common shares - Founders	1,000	18,148		$ 18,148
Balance - December 31, 2019	1,000	$ 18,148	$ (45,868)	$ (27,720)
Balance - January 1, 2020	1,000	18,148	(45,868)	$ (27,720)
Net income/(loss)			(123,796)	$ (123,796)
Issuance of common shares - StartEngine	89,372	131,540		$ 131,540
Balance - December 31, 2020	90,372	$ 149,688	$ (169,663)	$ (19,975)

Franny's Manufacturing, Inc.
Statement of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (123,796)	$ (45,868)
Adjustments to reconcile net income/(loss) to net		
cash provided/(used) by operating activities:		
Depreciation of property	952	383
Changes in operating assets and liabilities:		
Inventory	(2,500)	(7,500)
Increase in related party payables	30,386	36,000
Net cash provided/used by operating activities	**(94,957)**	**(16,984)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(4,844)	(2,556)
Net cash provided/used in investing activities	**(4,844)**	**(2,556)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings - shareholder loan		4,000
Borrowings - SBA loans	48,600	
Issuance of common stock	131,540	18,148
Net cash provided/(used) by financing activities	**180,140**	**22,148**
Change in cash		
Cash - beginning of year	2,608	0
Cash - end of year	**$ 82,947**	**$ 2,608**

CERTIFICATION

I, Frances Tacy, CEO, Principal Executive Officer of Franny's Manufacturing Inc, hereby certify that the financial statements of Franny's Manufacturing Inc included in this Report are true and complete in all material respects.

Frances Tacy, CEO

Principal Executive Officer